

Monthly Performance Report - February 2021

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AiPEX6**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.02%
YTD	0.96%
1Y	5.12%
3Y	5.39%
5Y	35.29%
10Y	68.62%
10Y Annualized Volatility	5.95%
10Y Sharpe Ratio	0.90
Cumulative Return	136.88%

Top 10 Holdings: As of 26/02/2021

	Index Weight(%)	Sector
ROKU INC	1.7%	Consumer Durables
ALPHABET INC-CL A	1.5%	Technology Services
ALPHABET INC C-SHARES	1.5%	Technology Services
INTEL CORP	1.4%	Electronic Technology
AMAZON.COM INC	1.2%	Retail Trade
CATERPILLAR INC	1.2%	Producer Manufacturing
APPLIED MATERIALS INC	1.2%	Producer Manufacturing
D R HORTON INC	1.1%	Consumer Durables
TYSON FOODS INC	1.0%	Consumer Non-Durables
ELI LILLY & CO	1.0%	Health Technology
Total	**12.9%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
5.0%	-0.1%	4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 02/26/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253385
March 1, 2021

HSBC

Monthly Performance Report - February 2021

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	6.32%	2.88%
Consumer Services	4.36%	5.41%
Electronic Technology	12.48%	13.40%
Finance	13.89%	15.56%
Health Services	3.80%	2.21%
Health Technology	11.01%	10.59%
Producer Manufacturing	7.59%	3.89%
Retail Trade	7.22%	7.86%
Technology Services	17.64%	20.08%
Utilities	2.74%	2.56%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	-0.07%	-0.22%
Consumer Services	0.02%	0.44%
Electronic Technology	0.15%	-0.02%
Finance	0.81%	1.40%
Health Services	-0.09%	-0.03%
Health Technology	0.02%	-0.26%
Producer Manufacturing	0.55%	0.29%
Retail Trade	0.10%	-0.22%
Technology Services	0.25%	0.71%
Utilities	0.00%	-0.17%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 26/02/2021	3Y Average	5Y Average	10Y Average
Equity Portfolio	25.28%	35.76%	45.22%	43.02%
Cash	74.72%	64.24%	54.78%	56.98%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 02/26/2021. The table above sets out the hypothetical back-tested risk control allocation of the Index from April 30, 2004 through August 9, 2019 and actual allocation thereafter. See the risk factors and "Use of Simulated Returns" herein.

